FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Market and the National Securities Commission, dated April 27, 2005, regarding the Audit Committee.

2	Letter to the Buenos Aires Stock Market and the National Securities Commission, dated May 6, 2005, regarding Financial Statements as of March 31, 2005.

Item 1

Buenos Aires, April 27, 2005

Messrs.

Buenos Aires Stock Market

National Securities Commission of Argentina

Ref: Audit Committee

YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima approved that the Audit Commttee will be integrated as follows:

Position	Name	status
President	Miguel Madanes	Independent

Members	Carlos de la Vega	Independent
	Federico Mañero	Independent

Alternate Members	Jorge Brito	Independent
	Eduardo Elsztain	Independent
	Carlos Bruno	Independent

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

Item 2

Buenos Aires, May 6, 2005

Messrs.

Buenos Aires Stock Market

National Securities Commission of Argentina

Ref.: Financial Statements as of March 31, 2005

Please find attached the results for the three-month period ending March 31, 2005, which have been approved by the Board of Directors of the Company, in its meeting held on May 6, 2005. Herein below you will find the relevant information related to the consolidated YPF Financial Statements:

Profit (Millions of Pesos – Prevailing exchange rate Ps. 2.9 = US$ 1)

Net Profit from continuing operations before income tax	2.017
Income Tax	(823)

Net profit for the period	1.194

Shareholders’ Equity as of March 31, 2005 (in Millions of Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,281
Issuance Premiums	640	11,854

Legal Reserve		1,286
Unappropriated Retained Earnings		10,141

Total Shareholders’ Equity		23,281

Also, it should be considered that during the three-month period ended March 31, 2005, the following facts have taken place:

•	Investments on Fixed Assets rose to Ps.617 million and on Fideicomiso de Gas Privado (North Natural Gas Pipeline System) rose to Ps. 165 million.

•	YPF S.A. exports amounted to Ps. 2,070 million before hydrocarbon export withholdings.

•	Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 2,591 million.

Sincerely tours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2005	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer